FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Buenos Aires Stock Exchange regarding Financial Statements for the 9-month period ended 09/30/2010, dated November 5, 2010.

Item 1

TRANSLATION

Buenos Aires, November 5, 2010

To the
Buenos Aires Stock Exchange

Ref.:	Financial Statements as of 09/30/2010

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Regulations, I inform you that the Company’s Board of Directors approved, at its meeting held on November 5, 2010, the financial statements for the nine month period ended September 30, 2010. Relevant information of such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.96 = US$ 1)

Net income before income tax	7,077
Income tax	(2,497)
Net income for the nine month period ended September 30, 2010	4,580

Detail of Shareholders’ Equity as of 09/30/2010 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640
Total Shareholders’ contributions		11,854
Legal reserve		2,243
Deferred earnings		(261)
Reserve for future dividends		2,877
Unappropriated retained earnings		4,580
Total Shareholders’ Equity		21,293

(1) Amounts in accordance with Argentine GAAP

On the other hand, it is important to consider the following highlights during the nine month period ended on September 30, 2010:

•	Consolidated investments in Fixed Assets amounted to Ps 5,597 million, exceeding by 54% the Ps 3,640 million accounted for the same period in 2009.
•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps 15,823 million, exceeding by 26% those for the same period in 2009.

Subsection o)-Shares owned by the parent group

As of September 30, 2010 the parent group of the company owned 330,439,697 shares, class D, which represented 84.01% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours,
By YPF, S.A.

GUILLERMO REDA
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer